  Exhibit 99.1

High Tide Welcomes Start of German Cannabis Legalization

Second Largest Cannabis Retailer in North America by Store Count Well Positioned to Enter German Market Once Regional Pilot Programs Commence

CALGARY, AB, April 1, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, welcomes the start of cannabis legalization in Germany.

Effective today, German adults will be allowed to possess up to 25 grams of cannabis and grow up to three plants for personal use. Then, beginning July 1, German adults will be able to join not for profit social clubs where they will be able to purchase up to 25 grams of cannabis, with a cap of 50 grams per month. That cap is 30 grams for members under 21 years old. These reforms represent the first pillar of Germany's cannabis legalization strategy.  The German government has made it clear that it also intends to move forward with the second pillar of its plan, that would establish pilot programs for commercial sales through cannabis specialty shops in cities throughout the country. That legislation is expected to be unveiled after it is submitted to the European Commission for review later this year.

High Tide has been closely following legislative developments in Germany for some time and in January 2023, signed a non-binding letter of intent (the LOI) with the Berlin-based health and life science company, Sanity Group. The LOI is designed to leverage synergies between both complementary companies and position each to take advantage of German legalization within their respective supply chain verticals.

"Today marks a historic moment as Germany becomes the second G7, and largest European country to legalize cannabis. Although this is just the first pillar of Germany's cannabis reform strategy, we applaud the government's commitment to move forward with the second pillar which will enable commercial sales through cannabis specialty shops in select cities and regions pending EU approval. Later this month I will join our Chief Communications and Public Affairs Officer in Berlin, as we look to expand relationships with an eye to facilitating our entry into this lucrative market as soon as possible," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Our experience as the second largest cannabis retailer in North America, combined with our strategic relationship with Berlin based Sanity Group, positions High Tide well to bring our first of its kind cannabis discount club model, powered by the Cabana Club, which now exceeds 1.33 million Canadians, to German consumers as soon as legislation allows," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer in North America by store count[1]. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 167 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both the 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of the second pillar of Germany's cannabis legalization strategy, and the ability of the Company to enter the German market. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

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[1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 01-APR-24